SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for the month of November 2004

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

1.               Nokia Press Release, November 1, 2004:

“Nokia awarded USD77million GSM/EDGE network expansion deal in Ecuador with PORTA, an América Móvil subsidiary”

2.               Nokia Press Release, November 2, 2004:

“Nokia Mobility Conference 2004: Opportunities Abound”

3.               Nokia Press Release, November 4, 2004:

“Nokia files complaints against Vitelcom on patent infringements”

4.               Nokia Press Release, November 9, 2004:

“Exceptional market growth drives Thailand AIS GSM USD 15.5 million network expansion with Nokia - Expansion brings total of AIS deals with Nokia to USD 37.5 million in 2004”

5.               Nokia Press Release, November 30, 2004:

“Nokia expands Henan MCC’s GSM network in USD 200 million deal”

PRESS RELEASE	1(2)

November 1, 2004

Nokia awarded USD77million GSM/EDGE network expansion deal in Ecuador with PORTA, an América Móvil subsidiary

Nokia continues as sole supplier of GSM/EDGE switching and radio network infrastructure to PORTA.

Espoo, Finland - Nokia is expanding and modernizing PORTA’s GSM/EDGE network in Ecuador under a USD77 million agreement.  PORTA, the leading mobile operator in Ecuador with almost two million customers throughout Ecuador, and nationwide GSM services, will increase its subscriber capacity with an additional 1 million subscribers allowing Nokia to continue as PORTA’s sole GSM/EDGE infrastructure supplier.

Under the expansion agreement Nokia is supplying a complete range of GSM/EDGE infrastructure equipment and services to enable PORTA to further expand and modernize its network. Deliveries are ongoing and the network is expected to be operational by the end of 2004.

PORTA´s main objective for this expansion is to increase and continue giving their existing and future customers premium quality service.  Expanding the network allows PORTA the opportunity to provide the best quality in communication services.

The technology that Nokia and PORTA have introduced to Ecuador is one of the most advanced GSM/EDGE based network in the Americas, which allows a new era of services for Ecuadorian cellular users. This technology will give to subscribers the first step towards the next generation of 3G mobile services.

“We are very proud that we are able to contribute to the development of Ecuadorian wireless communications in providing products and services that promote communication and the adoption of new mobile services in the country,” says Ruben Moron, Account Manager, Networks, Nokia Ecuador.

As part of the offering, Nokia will supply its GSM/EDGE core and radio-access network infrastructure. In addition to the network equipment, Nokia will provide expansions to the Nokia NetAct(TM) network and service management system, network planning, installation, and project management service for efficient network ramp-up, as well as radio network optimization for enhancing network quality. A wide range of care services, including software maintenance, emergency support and spare part management services, will help maintain the competitiveness of the network.

About PORTA

PORTA has been operating since 1993 and is the mobile operator leader in Ecuador with national service.  PORTA is part of America Movil group (AMX), the telecommunications company leader in wireless services in Latin América with diverse operations in the American Continent and more than 50 million of subscribers in the region.

For more information visit our web site www.porta.net

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and

PRESS RELEASE	2(2)

November 1, 2004

businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Networks

Communications

Tel. 358 7180 38198

Email: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE	1(3)

November 2, 2004

Nokia Mobility Conference 2004: Opportunities Abound

The Nokia Mobility Conference commenced in Monaco today, with an autumn harvest of new products and technologies. The event shone light on recent trends, among them increasing product diversity, cross-industry collaboration and evolution in network infrastructure.

Several new products were introduced, including the powerful Nokia 7710 widescreen multimedia smartphone, the Nokia 3230 megapixel smartphone and the business-oriented Nokia 6020 camera phone.

“Smartphones are now at the heart of the industry,” explained Anssi Vanjoki, Executive Vice President & General Manager, Multimedia, Nokia. “Mobility is a powerful force. Not only are smartphones reaching the mainstream, they are drawing on cross-industry technologies to spur further innovation.”

With smartphone volumes growing strongly, Nokia outlined plans to expand the Series 60 smartphone platform to cover high-end and mid-range categories. The platform will embrace more extensive multimedia capabilities, supporting widescreen resolutions (up to 640 x 320) and touch-screen, pen-based and traditional input methods.

Antti Vasara, Vice President, Technology and Sales, Nokia, elaborated: “In our industry, new kinds of products appear regularly, and evolve rapidly. Nokia has already shipped 15 million Series 60 phones. Extending Series 60 will help operators and developers to innovate, differentiate their offerings and achieve critical mass quickly in these new markets.”

Also with an eye to the future, Dr. J.T. Bergqvist, Senior Vice President and General Manager, Networks, Nokia noted that: “There are long-held aspirations in the industry that rely on ubiquity of service. Now, we are seeing mobile and fixed networks come together, and the creation of an environment in which it can take place. This trend has significant implications.  It underpins the most ambitious goals of the sector.”

The Nokia Mobility Conference also featured several breakthrough technologies and products to illustrate the ongoing development of the mobility industry. These ranged from Visual Radio, mobile TV and the Lifeblog multimedia diary, to the innovative, “Connect to Art” initiative, which brings art to mobile phones and mobile phones to art distribution.

Now in its ninth year, the Nokia Mobility Conference is one of the world’s premier forums for operators, developers, IT vendors, content owners, service providers, retailers, and other members of the mobility industry value chain.  Featuring speakers from Nokia and key players in the industry, the Nokia Mobility Conference aims to showcase real-life examples of business opportunities across the sector.

Please visit www.nokia.com/press for the detailed product and collaboration initiatives announced at the Nokia Mobility Conference 2004.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and

PRESS RELEASE	2(3)

November 2, 2004

businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Product photos in print quality can be found at www.nokia.com/press ->photos.

Photos from the launch event can be found at www.nokia.com/press -> photos ->events (within next few hours)

For B-roll/video content please log onto www.thenewsmarket.com/nokia to preview and request a video.

Related Nokia press releases from Nokia Mobility Conference available at http://press.nokia.com/pressreleases.html:

Photo fun: Get creative with the Nokia 3230 megapixel camera phone

Nokia 6020 camera phone: A subtle way to stay in touch

Experience mobile multimedia with the widescreen Nokia 7710

New Unlockable Content For N-Gage Games With N-Gage Arena Packs

Nokia and SmarTone bring new online community to mobile Java games

TIM and Nokia to join forces to launch Video Sharing solution in Italy

Nokia’s Enterprise Solutions group accelerates growth in first year of operation

Push e-mail for Oracle® Collaboration Suite to be offered on Nokia 9500 Communicator and Nokia 9300 enterprise smartphone with Consilient Software

Nokia launches plan to be the preferred provider of mobile devices for e-mail and messaging in the enterprise

Nokia and Visto collaborate to deliver leading push mobile e-mail solution for mobile operators on Nokia business devices

Nokia and Good Technology Announce Development and Marketing Alliance

Capgemini, Nokia and Oracle Announce Managed Mobility Services Collaboration

Networks converge with Nokia

Nokia launches consultancy service to spawn new mobile services

PRESS RELEASE	3(3)

November 2, 2004

Nokia Unveils the world’s first NFC product - Nokia NFC shell for Nokia

3220 phone

Nokia, Philips and German Public Transport Network Operator RMV trial NFC for ticketing

Nokia Media Charger enables high quality multimedia content distribution to mobile devices

Nokia Lifeblog provides the richest mobile sharing experience

New Nokia Car Kit with extended feature set brings compatibility to most mobile phones that support Bluetooth Wireless Technology

New Nokia Car Kit: innovative design and compatibility with many mobile holders

Crown Castle and Nokia will pilot DVB-H technology in the US market

Connect to Art!

PRESS RELEASE	1(1)

November 4, 2004

Nokia files complaints against Vitelcom on patent infringements

Nokia Corporation announced today that it has filed patent infringement complaints against Vitelcom. These are European complaints involving Nokia patents covering GSM and GPRS technologies. Nokia seeks injunctions against the continued sale and marketing of Vitelcom’s mobile phone products covered by the patents in suit and/or monetary damages.

“Nokia has invested considerable time, energy and resources in its own R&D, which has yielded many significant inventions and allowed Nokia to build one of the industry’s largest portfolios of technology patents,” said Ilkka Rahnasto, Vice President, IPR, Nokia. “Vitelcom should play by the rules and licence needed intellectual property. In this situation, it has become necessary to take the dispute to the courts. We believe Vitelcom is using Nokia patented technologies without authority from or compensation to Nokia.”

Nokia is the leading patent owner for GSM and GPRS technologies. Nokia has a particularly strong patent portfolio for improved voice quality, mobile data and usability of mobile phones.  Nokia has a licensing program to allow new manufacturers to make GSM and GPRS phones at fair and reasonable licensing terms.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia

Communications

Tel.  +358 7180 34900 and +358 7180 36117

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE	1(2)

November 9, 2004

Exceptional market growth drives Thailand AIS GSM USD 15.5 million network expansion with Nokia - Expansion brings total of AIS deals with Nokia to USD 37.5 million in 2004

Espoo, Finland - Thailand’s leading mobile operator, AIS and Nokia have signed an additional USD15.5 million agreement for continued GSM network expansion in the Northern, Western and Southern regions of Thailand. The expansion follows an earlier deal in 2004 where AIS awarded Nokia a GSM expansion contract worth USD 22.0 million.

Deliveries have already begun and the expansion is expected to be complete by the end of 2004.

“This expansion follows better than forecasted growth to 16 million subscribers by year’s end. Our new subscriber forecast is revised up by almost 35% from the beginning of year forecast, largely thanks to the success of AIS new prepaid package ‘ Sawasdee’. AIS is now in a strong position to support the projected subscriber growth and expected increase in uptake of new mobile data services,” says Ms.Yingluck Shinawatra, President, AIS.

“We have strong confidence in Nokia’s experience to furnish us with superior network service quality both in terms of equipment and expert services and consultancy, providing an enhanced mobile experience for our subscribers,” adds Ms Shinawatra.

“Nokia is happy to continue working very closely with AIS to drive the growth in both the basic voice market and advanced mobile data applications in Thailand. AIS chose to implement new Nokia network equipment based on technology which reflects the strong growth in the mobile data traffic and AIS’ confidence in Nokia’s leading GSM solutions,” says Somchai Thamsirisup, Account Director, AIS, Nokia.

Nokia has been working with AIS since the early 1990s, providing comprehensive services for the operator’s GSM and EDGE infrastructure.  In addition to network infrastructure Nokia will provide the Nokia NetAct(TM) network and service management system, network planning, installation, and project management for efficient network ramp-up, as well as radio network optimization services for enhancing network quality.  A wide range of care services, including software maintenance, will help maintain the competitiveness of the network.

About AIS

Advanced Info Service Public Company Limited (AIS), a subsidiary of Shin Corporation PCL., is the established leader in Thailand’s wireless communications industry after more than twelve years of services with its subscribers based more than 14 millions and market share more than 60%.

To date, AIS service network covers 795 districts (amphur) throughout Thailand, plus international roaming across in six continents.  Additionally, indoor coverage has been greatly expanded in both Bangkok and the provinces.  AIS has continuously enhanced and expanded its network in order to respond to the market and technological advances, whilst keeping abreast of consumers’ growing demands and needs.  It continues to integrate the latest in advanced technology and deliver more than just voice communication, with GPRS and EDGE technology.

AIS strongly believe that wireless communications bring changes to the way Thai people live their life, regardless of who they are and what they do. With endless communications possibilities, the quality of life is better. Visit our web site at www.ais.co.th

About Nokia

A market leader in the cellular industry in Asia Pacific, Nokia provides innovative, industry leading and market-relevant technology and products to around 20 diverse markets in the region.

PRESS RELEASE	2(2)

November 9, 2004

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

For further information, please contact:

APAC Communications

Tel: +65 6723 1999 / +65 6723 1824

Email: communications.apac@nokia.com

www.nokia-asia.com

Nokia Networks

Communications

Tel. 358 7180 38198

Email: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

PRESS RELEASE	1(2)

November 30, 2004

Nokia expands Henan MCC’s GSM network in USD 200 million deal

Henan Mobile Communications Corporation Ltd. in China has selected Nokia to provide phase 9 of its GSM network build out in a deal valued at USD 200 million.  The phase 9 expansion, which will be the biggest increase in Henan MCC’s network capacity since Nokia’s cooperation began with the Chinese operator in 1995, will greatly enhance network coverage in rural regions, scenic spots, and city areas in Henan province.

Under the agreement, Nokia is providing GSM core and radio-access network equipment and services for operators.  In addition to care services, Nokia will provide an extensive range of radio and core GPRS optimization services, software maintenance service and consultative support, as well as implementation service.  Deliveries have begun and the network expansion will be fully operational in the first half of next year.

The deployment will increase the operator’s capacity and coverage network throughout the central Chinese province of Henan, putting Henan MCC in an extremely competitive position.

Since 1995, Nokia has been Henan MCC’s major supplier for every GSM expansion.  Nokia is the operator’s sole GSM core network supplier, as well as the sole supplier of GPRS and SMS equipment.

“Henan is one of the fastest growing provinces for mobile telecommunications in China with mobile subscribers exceeding 10 million this May,” says Yuan Jianguo, General Manager of Henan MCC. “Henan MCC is also one of the leading operators in China to fully adopt global advanced mobile technologies.  Through the ninth expansion, we will further strengthen our competitiveness, benefit from scales of economy, and bring the best quality service to our customers.”

“We are extremely pleased to be working with Henan MCC to expand its GSM footprint,” said James Lin, Vice President, Networks, Nokia China.  “This is an important milestone that will greatly enhance Henan MCC’s market position and will successfully pave the way for the introduction of new mobile services in the future.  We are happy that our strengthening cooperation with Henan MCC is contributing to the communications and economic development of Henan province “

Henan Mobile Communications Corporation Ltd. is one of the wholly owned subsidiaries of China Mobile (HK) Limited, and has been listed in HK and New York Stock Exchanges since 1999. The operator serves Henan province in central China, with a population of around 100 million.

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia

Networks

Communications

Tel. + 358 7180 38198

E-mail: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE	2(2)

November 30, 2004

SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2004		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel